                         (CALAMOS INVESTMENTS(R) LOGO)

June 7, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

                              FIDELITY BOND FILING
             Calamos Investment Trust - 1940 Act File No. 811-05443
              Calamos Advisors Trust - 1940 Act File No. 811-09237
 Calamos Convertible Opportunities and Income Fund - 1940 Act File No. 811-21080
      Calamos Convertible and High Income Fund - 1940 Act File No. 811-21319
        Calamos Strategic Total Return Fund - 1940 Act File No. 811-21484
         Calamos Global Total Return Fund - 1940 Act File No. 811-21547
        Calamos Global Dynamic Income Fund - 1940 Act File No. 811-22047

On behalf of Calamos Investment Trust, Calamos Advisors Trust, Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High Income Fund, Calamos Strategic Total Return Fund, Calamos Global Total Return Fund and Calamos Global Dynamic Income Fund (the "Trusts"), I am enclosing the following documents for filing under Rule 17g-1(g) of the Investment Company Act of 1940:

     1. One copy of the Trusts' joint fidelity bond for the year ending January 31, 2008;

     2. One copy of Rider No. 12 to the joint fidelity bond for the year ending January 31, 2008;

     3. One copy of the resolutions adopted by the Trusts' board of trustees, including the trustees who are not "interested persons" of the Trusts approving the amount, type, form and coverage of the bond;

     4. One copy of the fidelity bond insurance allocation agreement among the Trusts, Calamos Advisors LLC, Calamos Asset Management, Inc., Calamos Family Partners, Inc., Calamos Financial Services LLC, Calamos Holdings LLC, Calamos Partners LLC, the Calamos Profit Sharing 401(k) Plan and Calamos Wealth Management LLC;

     5. One copy of correspondence with the Trusts' insurance provider amending the bond limit, effective June 1, 2007.

                         Strategies for Serious Money(R)

CALAMOS ADVISORS LLC, 2020 Calamos Court, Naperville, IL 60563-2787 800.582.6959
                                www.calamos.com

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Fidelity Bond Filing- Amendment
June 7, 2007
Page 2


The premium on the bond has been paid for the period ending January 31, 2008. In addition, please note that the minimum amount of bond that each Trust would have been required to provide, as set forth in Rule 17g-1(d), under a single insured bond is as follows:

Calamos Investment Trust                            $2,500,000
Calamos Advisors Trust                              $  350,000
Calamos Convertible Opportunities and Income Fund   $1,250,000
Calamos Convertible and High Income Fund            $1,250,000
Calamos Strategic Total Return Fund                 $2,100,000
Calamos Global Total Return Fund                    $  600,000
Calamos Global Dynamic Income Fund                  $  900,000

Sincerely,

CALAMOS INVESTMENT TRUST
CALAMOS ADVISORS TRUST
CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND
CALAMOS CONVERTIBLE AND HIGH INCOME FUND
CALAMOS STRATEGIC TOTAL RETURN FUND
CALAMOS GLOBAL TOTAL RETURN FUND
CALAMOS GLOBAL DYNAMIC INCOME FUND


/s/ James S. Hamman, Jr.
-------------------------------------
James S. Hamman, Jr.
Secretary